SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Polycom, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0005 par value

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Robert C. Hagerty

Chief Executive Officer and President

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sayed M. Darwish, Esq. Senior Vice President, Chief Administrative Officer, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On April 23, 2009, Polycom, Inc. (the “Company”) filed its Notice of 2009 Annual Meeting of Stockholders and Proxy Statement for 2009 Annual Meeting of Stockholders to be held on May 27, 2009 (the “proxy materials”). The proxy materials contain a proposal submitted to the Company’s stockholders to approve amendments to the 2004 Equity Incentive Plan and the 1996 Stock Incentive Plan to, among other things, permit the Company to undertake a one-time option exchange program as described therein (the “option exchange program”). The proxy materials do not constitute an offer to holders of eligible options to exchange such options. The option exchange program will only be commenced, if at all, if the Company’s stockholders approve the proposal to approve the amendments to the 2004 Equity Incentive Plan and the 1996 Stock Incentive Plan to permit the option exchange program. The proxy materials are attached as Exhibit 99.1 and are incorporated herein by reference.

In addition, on April 23, 2009, (i) Robert C. Hagerty, the Company’s Chief Executive Officer, sent an e-mail to all employees regarding the option exchange program (the “All-Employee E-mail”), (ii) Gary M. Ziesés, the Company’s Senior Vice President, Human Resources, sent an e-mail to certain members of the Company’s management regarding communications requirements for the option exchange program (the “Communication Requirements E-mail”) and (iii) the Company made available to its employees the Proposed Stock Option Exchange Program Frequently Asked Questions (the “FAQ”). The All-Employee E-mail, the Communication Requirements E-mail and the FAQ do not constitute an offer to holders of eligible options to exchange such options. The All-Employee E-mail, the Communication Requirements E-mail and the FAQ are attached as Exhibits 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

The option exchange program has not yet commenced. At the time the option exchange program begins, if at all, the Company will provide option holders who are eligible to participate in the option exchange program with written materials explaining the precise terms and timing of the program. Persons who are eligible to participate in the option exchange program should read these written materials carefully when they become available because they will contain important information about the program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon commencement of the option exchange program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by us with the Securities and Exchange Commission free of charge at www.sec.gov. In addition, the Company’s stockholders and option holders may obtain free copies of the tender offer documents, when available, by contacting Polycom, Inc., 4750 Willow Rd, Pleasanton, CA 94588 Attention: Stock Administration Department.

Item 12.	Exhibits

Exhibit Number	Description

99.1	Notice of 2009 Annual Meeting of Stockholders and Proxy Statement for 2009 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 23, 2009)

99.2	E-mail from Robert C. Hagerty to All Employees Regarding the Option Exchange Program, dated April 23, 2009 (incorporated by reference to the definitive additional materials filed on Schedule 14A with the Securities and Exchange Commission on April 23, 2009)

99.3	E-mail from Gary M. Ziesés to Certain Members of Company Management Regarding Communications Requirements for the Option Exchange Program, dated April 23, 2009 (incorporated by reference to the definitive additional materials filed on Schedule 14A with the Securities and Exchange Commission on April 23, 2009)

99.4	Proposed Stock Option Exchange Program Frequently Asked Questions, dated April 23, 2009 (incorporated by reference to the definitive additional materials filed on Schedule 14A with the Securities and Exchange Commission on April 23, 2009)